UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 9)

58.COM INC.
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

31680Q104***
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares, each representing two Class A ordinary shares, par value $0.00001 per share.

*** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 31680Q104

1.	Names of Reporting Persons Ohio River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31680Q104

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31680Q104

1.	Names of Reporting Persons THL E Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31680Q104

1.	Names of Reporting Persons Huang River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the Schedule 13D filed on July 10, 2014, as amended by Amendment No. 1 thereto dated September 25, 2014, Amendment No. 2 thereto dated October 2, 2014, Amendment No. 3 thereto dated October 8, 2014, Amendment No. 4 thereto dated April 20, 2015, Amendment No. 5 thereto dated August 5, 2015, Amendment No. 6 thereto dated December 15, 2015, Amendment No. 7 thereto dated November 22, 2016, and Amendment No. 8 thereto dated June 17, 2020 (as so amended, the “Original Schedule 13D” and, together with this Amendment No. 9, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”), THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”), and Huang River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Huang River”, together with Tencent, Ohio River and THL, the “Reporting Persons”) in respect of the Class A Ordinary Shares of 58.com Inc. (together with the Class B Ordinary Shares, the “Ordinary Shares”), a company incorporated under the laws of the Cayman Islands (the “Issuer” or “Company”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 9 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

On September 7, 2020, at 10:30 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing, China. At the extraordinary general meeting, the shareholders of the Company authorized and approved execution, delivery and performance of the Merger Agreement, and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, and authorized each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

On September 17, 2020, the Company filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of September 17, 2020, pursuant to which the Merger became effective on September 17, 2020. As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), (a) each Ordinary Share (other than Class A Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$28.00 per Ordinary Share and (b) each ADS issued and outstanding immediately prior to the Effective Time, together with each Class A Ordinary Share represented by such ADS, were cancelled and ceased to exist in exchange for the right to receive US$56.00 per ADS (less US$0.05 per ADS cash distribution fee payable pursuant to the terms of the Deposit Agreement), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, the Company or any of their respective subsidiaries immediately prior to the Effective Time, (ii) Ordinary Shares (including ADSs corresponding to such Class A Ordinary Shares) held by the ADS Depositary and reserved for issuance and allocation pursuant to the Company’s Ordinary Share Incentive Plans (as defined below), (iii) each of the Rollover Shares (the excluded Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), which was cancelled without payment of any consideration or distribution therefor in exchange for newly issued shares of Parent pursuant to the Support Agreement and the Rollover Agreement, and (iv) Shares owned by holders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the CICL (the “Dissenting Shares”). The Excluded Shares and ADSs represented by such Excluded Shares were cancelled and ceased to exist without payment of any consideration or distribution therefor. The Dissenting Shares were cancelled and ceased to exist in exchange for the right to receive the fair value of such Dissenting Shares determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the CICL.

At the Effective Time, the Company (a) instructed the ADS Depositary to terminate the Company’s ADS program, (b) terminated the Company’s Employee Stock Option Plan adopted in March 2010 and Share Incentive Plan adopted in September 2013 (as amended and restated, collectively, the “Share Incentive Plans”), and all relevant award agreements entered into under the Share Incentive Plans, (c) cancelled all options to purchase Ordinary Shares or ADSs (the “Company Options”) granted under the Share Incentive Plans that were then outstanding and unexercised, whether or not vested or exercisable and (d) cancelled all restricted share units of the Issuer (the “Company RSUs”) granted under the Share Incentive Plans that were then outstanding, whether or not vested. As soon as practicable after the Effective Time, (i) each former holder of a Company Option that shall have become vested or is expected to vest on or prior to December 31, 2020 and remained outstanding on the closing date (each, a “Vested Company Option”) that was cancelled at the Effective Time will have the right to receive, from the Surviving Company or one of its subsidiaries, an amount in cash equal to the product of (x) the excess, if any, of US$28.00 over the applicable per Share exercise price of such Vested Company Option and (y) the number of Class A Ordinary Shares underlying such Vested Company Option, without interest and net of any applicable withholding taxes, (ii) each former holder of a Company Option that was not a Vested Company Option (each, an “Unvested Company Option”) that was cancelled at the Effective Time shall, in exchange therefor, be provided with an employee incentive award, to replace such Unvested Company Option, pursuant to terms and conditions to be determined by Parent and in accordance with the Share Incentive Plans and the award agreement with respect to such Unvested Company Option, (iii) each former holder of a Company RSU that shall have become vested or is expected to vest on or prior to December 31, 2020 and remained outstanding on the closing date (each, a “Vested Company RSU”) that was cancelled at the Effective Time will have the right to receive, from the Surviving Company or one or more of its subsidiaries, a cash amount equal to US$28.00 per Share underlying such Vested Company RSU, without interest and net of any applicable withholding taxes, and (iv) each former holder of a Company RSU that was not a Vested Company RSU (each, an “Unvested Company RSU”) that was cancelled at the Effective Time shall, in exchange therefor, be provided with an employee incentive award, to replace such Unvested Company RSU, pursuant to the terms and conditions to be determined by Parent and in accordance with the Share Incentive Plans and the award agreement with respect to such Unvested Company RSU.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange ( “NYSE”), and the Company will cease to be a publicly traded company. The Company has requested NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the ordinary shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 9, the Reporting Persons do not beneficially own any Ordinary Shares.

(b) As of the date of this Amendment No. 9, the Reporting Persons do not have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment No. 9, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 21, 2020

TENCENT HOLDINGS LIMITED

By:	/s/ Huateng Ma
	Name:	Huateng Ma
	Title:	Director

OHIO RIVER INVESTMENT LIMITED

By:	/s/ Huateng Ma
	Name:	Huateng Ma
	Title:	Director

THL E LIMITED

By:	/s/ Huateng Ma
	Name:	Huateng Ma
	Title:	Director

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Huateng Ma
	Name:	Huateng Ma
	Title:	Director